April 24, 2017

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:    Ply Gem Holdings, Inc.
Form 10-K for the year ended December 31, 2016
Filed March 10, 2017
File No. 001-35930
Form 8-K
Filed March 10, 2017
File No. 001-35930

Dear Mr. Cash:

On behalf of Ply Gem Holdings, Inc. (the “Company” or “Ply Gem”), I am writing in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated April 19, 2017 (the “Comment Letter”) with respect to the Company’s annual report on Form 10-K for the year ended December 31, 2016 (File No. 001-35930) and Form 8-K filed on March 10, 2017 (File No. 001-35930).

For the convenience of the Staff’s review, we have set forth the comment contained in the Staff’s Comment Letter above the Company’s corresponding response.

Form 10-K for the year ended December 31, 2016

Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Insurance Liabilities, page 64

1.
We note your disclosure that “where partial insurance coverage exists, the Company must estimate the portion of the liability that will be covered by existing insurance policies to arrive at the net expected liability to the Company.” Please tell us, and clarify in future filings, if you present insurance liabilities net of potential insurance recoveries. To the extent you do, please explain to us how you determined that offsetting such amounts is appropriate and complies with ASC 210-20-45-1.

Response

The Company does not have any insurance receivables netted with its insurance liabilities on the Company’s consolidated balance sheets as of December 31, 2016 and 2015. Historically, the Company has not recognized any insurance recoveries until the realization of the claim for recovery is deemed probable. Upon this assessment, the Company has historically recognized any insurance recoveries on a gross basis within current assets while maintaining any expected insurance liabilities at their gross value. These situations have typically occurred when certain stop loss amounts have been exceeded or when certain property damages have been incurred.

For clarification purposes, the Company will modify its significant accounting policy disclosure in future filings with the Commission to eliminate the “net” wording in the insurance liability significant accounting policy disclosure. The Company will also add to the disclosure whether the Company has recognized any insurance receivables on its consolidated balance sheets based on materiality. The revised disclosure is set forth below.

The Company is self-insured for certain casualty losses and medical liabilities. The Company records insurance liabilities and related expenses for health, workers’ compensation, product and general liability losses and other insurance expenses in accordance with either the contractual terms of their policies or, if self-insured, the total liabilities that are estimable and probable as of the reporting date. Insurance liabilities are recorded as current liabilities to the extent they are expected to be paid in the succeeding year with the remaining requirements classified as long-term liabilities. The accounting for self-insured plans requires that significant judgments and estimates be made both with respect to the future liabilities to be paid for known claims and incurred but not reported claims as of the reporting date. The Company relies on historical trends when determining the appropriate incurred but not reported claims and health insurance reserves to record in its consolidated balance sheets. In certain cases where insurance coverage exists, the Company must estimate the portion of the liability that will be covered by existing insurance policies to determine the expected coverage and any related insurance receivable for the Company. Insurance receivables are recorded as assets when their receipt is deemed probable.

10. Income Taxes, page 92

2.
We note your disclosures related to the Tax Receivable Agreement. Please explain to us how you determined that presenting cash payments on the tax receivable agreement in cash flows from financing activities is appropriate, particularly any payments related to changes in the liability that you recorded in the statements of operations.

Response

In order to determine the appropriate cash flow statement classification for the $5.0 million of cash payments with respect to the Tax Receivable Agreement (“TRA”) made during the year ended December 31, 2016, the Company evaluated the items set forth below.

(1)	Accounting treatment at the inception of the TRA

The TRA originated in May 2013 in connection with the Company’s initial public offering (“IPO”), and the Company entered into the TRA for the benefit of the Company’s pre-IPO shareholders. The TRA generally requires the Company to pay these pre-IPO shareholders 85% of the amount of cash savings, if any, in income taxes that the Company actually realizes in periods after May 22, 2013 as a result of (i) net operating loss (“NOL”) carryovers from periods (or portions thereof) ending before January 1, 2013, (ii) deductible expenses attributable to the transactions related to the Company’s IPO, and (iii) deductions related to imputed interest deemed to be paid by the Company as a result of or attributable to payments under the TRA (together, the “Covered Tax Benefits”). The Company retains the benefit of the remaining 15% of these tax savings. The term of the TRA continues until all Covered Tax Benefits have been utilized or expire, unless the TRA is terminated by the Company at an earlier date in accordance with its terms.

As disclosed in the Company’s periodic reports and other filings with the Commission, the Company estimates that the total potential TRA liability over time could be approximately $89.4 million, assuming (i) no material changes in the relevant tax law, (ii) the Company earns sufficient taxable income to utilize the Covered Tax Benefits, and (iii) the utilization of such Covered Tax Benefits is not subject to limitation under Section 382 of the Internal Revenue Code. Through December 31, 2016, the Company made approximately $5.0 million in cash payments under the TRA, with another $25.4 million currently estimated to be paid during the year ending December 31, 2017 as the Company’s NOL utilization accelerates.

While the Company originally intended to account for the TRA as a dividend with a reduction to equity and a corresponding liability for the full amount established at the IPO date, the Company’s cumulative loss position and full valuation allowance position at the time of the IPO resulted in the TRA liability being recognized through the Company’s statement of operations as future taxable income levels and NOL utilization became more certain. The recognition of the non-cash portion of this TRA liability was recognized within the Company’s operating section in the cash flow statement.

During the year ended December 31, 2016, the Company made a $5.0 million payment on the TRA liability as NOLs were utilized on the Company’s tax return. The Company views this TRA cash payment as a dividend to the pre-IPO shareholders who remain shareholders as of December 31, 2016 and 2015. As a result, the Company classified these cash payments to the Company’s owners within the financing section of the Company’s statement of cash flows in accordance with ASC 230-45-15(a). If the Company were not in a full valuation allowance position at the time of the IPO, the Company would have accounted for the full TRA liability creation as a dividend at the time of the IPO. In essence, the TRA payments represent a return on the original investment to the pre-IPO shareholders (i.e., recouping a portion of the NOLs that they were entitled to at the time of the IPO). The Company believes this return of capital and payment to pre-IPO shareholders represents a financing activity in the statement of cash flows.

(2)	Interest requirement of the TRA

The terms of the TRA require the Company to pay interest on the calculated net tax benefit (NOL utilization) from the original due date of the Company’s federal tax return without extensions (March) to the ultimate payment date which has historically been in December. The interest charge specified in the agreement is LIBOR plus 100 basis points. The Company believes that this interest component is another indication that this return of capital represents a financing activity.

(3)	Other public filings

The Company reviewed other relevant public filings with similar IPO fact patterns and determined that the Company’s presentation on the statement of cash flows was consistent with these other filings.

For clarification purposes, the Company will add additional disclosure in future filings within its related party footnote disclosure explaining the classification of TRA payments within the statement of cash flows to ensure that the Company’s financial statement users understand the Company’s approach to this cash flow presentation. An example of this disclosure is set forth below.

During the fourth quarter of 2016, the Company made an approximate $5.0 million payment to PG ITR Holdco, L.P. (the “Tax Receivable Entity”) for the Tax Receivable Agreement in satisfaction of the amount due on this Agreement related to 2015 activity. During the fourth quarter of 2015, the Company made an approximate $48,000 payment to the Tax Receivable Entity for the Tax Receivable Agreement in satisfaction of the amount due on this Agreement related to 2014 activity. The Company has classified these payments as financing activities within the Company’s consolidated statements of cash flows as they represent a distribution to the pre-IPO shareholders for the utilization of pre-IPO net operating losses.

Form 8-K filed on March 10, 2017

Exhibit 99.1

3.
We note you present Adjusted EBITDA in the highlight section of your earnings release without presenting the most directly comparable GAAP measure. We also note your discussion of Adjusted EBITDA without a discussion of the most directly comparable GAAP measure. In your next earnings release, please present the most directly comparable GAAP measure, net income, with equal or greater prominence. Refer to Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016.

Response

In future earnings releases filed with the Commission on Form 8-K, the Company will present the most directly comparable GAAP measure, net income, with equal or greater prominence.

*    *    *

If you have any questions regarding the foregoing response to your comments, please contact the undersigned at (919) 677-4019.

Very truly yours,

/s/ Shawn K. Poe
Name: Shawn K. Poe
Title: Executive Vice President, Chief Financial Officer,
and Secretary